モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI

(REGISTERED ASSOCIATED OFFICES)

SAN FRANCISCO
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NEW YORK
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December 8, 2003

Writer's Direct Dial Number
+81 3-3214-6522

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Paul Dudek

Re: **File No. 82-4885 / Fujitsu Support and Service Inc.**
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Mr. Dudek:

On behalf of our client, Fujitsu Support and Service Inc. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 12/17

16th Term Interim Report for the Period from April 1, 2003 to September 30, 2003 (the "Interim Report"). The Company distributed the Interim Report to its shareholders starting on November 28, 2003. A brief description of the contents of the Interim Report is attached hereto as Exhibit A.

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-120595

Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: (81) 3-3214-6522, fax: (81) 3-3214-6512).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the messenger making this delivery.

Very truly yours,

Jason Tomita

Enclosure

cc: Mr. Akatsu
Ms. Shimazu
Doug Perkins
Mitsutoshi Uchida

EXHIBIT A

16th Term Interim Report for the Period from April 1, 2003 to September 30, 2003 (the "Interim Report")

The Interim Report includes the following information relating to the Company:*

1. A message from Tatsuhiko Ohtaki, President and CEO of the Company, including a summary of the business performance of the Company and its consolidated subsidiaries (together, the "Fsas Group") during the period from April 1, 2003 to September 30, 2003 (the "Interim Period"), a summary of sales and orders received by the Company's Information Technology Service Business and Technical Support Business during the Interim Period (as compared with the same period in the previous year), the interim dividend payment by the Company, and the Company's business outlook and objectives for the future.

2. Charts highlighting the business performance of the Fsas Group during the Interim Period and the three previous terms, including information on net sales, recurring income and net income.

3. A description of the Company's information system life cycle management activities based on operational activities and main service menu, including personal computer life cycle management, easy diagnostic services, security services and asset management services.

4. A description of the Company's operational support for the Total Security System at Tsukuba International University, including the introduction of a "Barrier Power-Up Solution (Full Pack)".

5. A description of the Company's efforts to strengthen compliance, including establishing a compliance committee and compliance guidelines, opening a consultation and reporting desk, and implementing educational activities regarding compliance.

6. Consolidated financial statements for the Interim Period, including interim balance sheets, statements of income and surplus and statements of cash flow (as compared with prior dates and periods); a listing of the Company's consolidated subsidiaries; a description of the Company's business segments; non-consolidated financial statements for the Interim Period, including interim balance sheets and interim statements of income (as compared with prior dates and periods).

* A procedural notice regarding election to receive notices of shareholder meetings in electronic form was also enclosed with the Interim Report.

7. Information relating to the Company's shares and its shareholders, including a list of the major shareholders and a breakdown of the types of entities constituting the Company's shareholders.

8. A profile of the Company, including information on the Company's incorporation, capital, number of employees, and members of the board and corporate auditors.

9. A summary of information for shareholders, including the last day of the Company's fiscal year (March 31st), the month of the Company's regular shareholders' meeting (June), the date at which the Company's shareholders of record are fixed for the purpose of the payment of dividends (September 30th), the reference date (March 31st), the transfer agent (UFJ Trust Bank, Inc.), the address and contact information for the transfer agent, a toll-free number for requesting forms, and the newspaper which the Company uses for public notices (Nihon Keizai Shimbun).